Form 20-F
period 1999-12-31
VERSENT CORP
filed 2000-06-27
CIK 1007450

United States

Securities and Exchange Commission

Washington DC 20549

Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 (Fee Required)

or

☑ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended: December 31, 1999

or

Transition Report to Section 13 or 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from: to:

Commission file number:

Versent Corporation

(exact name of registrant as specified in its charter)

Province of Ontario, Canada

(jurisdiction of incorporation or organization)

3269 American Drive

Mississauga, Ontario

L4V 1N4 CANADA

ph: (905) 678-7272 fax: (905) 678-9898

(address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares

(title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As at December 31, 1999 Laser Quest Corporation had 9,268,343 common shares outstanding. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☑ Item 18

Table of Contents

Part I

Item 9. Management's Discussion and Analysis of Financial Condition

Part II

Item 14. Description of Securities to be Registered ......35

Part III

Item 15. Defaults Upon Senior Securities ......36

Item 16. Changes in Securities and Changes in Security for Registered Securities ......37

Part IV

Part I

Item 1. Description of Business

Versent Corporation ("Versent") is a market leader in two distinct industry sectors. Through its Laser Quest Division ("Laser Quest"), Versent is the dominant multi-location operator of laser tag centres in Canada and the United States. Laser Quest is North America's premier laser adventure concept, offering players an outstanding entertainment experience. More than five million Laser Quest games are played every year in its 57 corporate owned Laser Quest Centres ("LQ Centres").

Through its Laser Cash Division ("Laser Cash"), Versent is one of the largest distributors and operators of automated banking machines ("ABMs") in Canada's rapidly growing private label ABM industry.

Together, Versent's two core divisions combine to provide the Corporation with strong cash flows and opportunities for long term growth.

On February 15, 2000 Buckingham Technology Acquisition Group, Inc. ("Buckingham") acquired 6,649,152 shares bringing its holdings to 8,497,152 or 90.5% of the issued and outstanding shares of Versent. Versent's new controlling shareholder is committed to profitably growing both the Laser Quest and Laser Cash businesses.

Versent's registered head office is located at 3269 American Drive, Mississauga, Ontario, L4V 1V4. Its shares are listed for trade on the Toronto Stock Exchange under the symbol VTC.

History

Leisure Quest Entertainment Inc. ("LQE"), a private company, was incorporated under the laws of Canada by Articles of Incorporation dated March 22, 1992. In June 1992 LQE was introduced to the Laser Quest concept in England and shortly thereafter, became the Master Licensee for the concept in Canada. In November 1992, LQE entered into a Master License agreement with Laser Quest UK Ltd. ("LQUK") for 17 States in the United States of America. This was replaced in January, 1994 with a joint agreement with LQUK to develop the concept throughout the United States and Mexico through Leisure Entertainment Corp. ("LEC").

The Corporation has entered into an agreement, through its wholly owned subsidiary LQI with LQUK, a corporation controlled by a Director of the Corporation (who as of December 31, 1999 held 8.5% of the outstanding common shares of the Corporation) pursuant to which LQUK provides consulting services to LQI on an indefinite basis.

LEC was incorporated under the laws of the State of Delaware in December, 1992 with an authorized share capital of 3,000 common shares with a par value of US$0.01 per common share. On January 3, 1994, LEC increased its authorized share capital to 3,750,000 common shares and issued 3,747,000 common shares from treasury for net proceeds of US$538,000 plus the value ascribed to the Laser Quest rights. On February 2, 1994, LEC further increased its authorized share capital to 10,000,000 common shares and split the issued and outstanding shares on a two for one basis. On February 7, 1994, 2,500,000 common shares were issued from treasury in a private placement for net proceeds of US$2,434,189.

On February 22, 1994, the shareholders of LQE concluded an agreement with Kingscross Resources Inc. ("KCR"), which was publicly traded on the Canadian Dealer Network, whereby KCR acquired 100% of the outstanding common shares of LQE in exchange for 11,835,000 common shares of KCR on a post-amalgamated basis. The effect of this transaction was that while KCR became the legal parent of LQE, the former shareholders of LQE received greater than 50% of the shares of KCR.

Concurrent with this, 1057251 Ontario Inc. ("Ontco"), a private company incorporated under the laws of the Province of Ontario, issued, by private placement, 4,187,500 shares for cash consideration of CDN$1,585,000 (net proceeds CDN$1,340,000) and amalgamated with KCR to form Laser Quest Corporation ("the Corporation"). Ontco shares were exchanged for the Corporation's shares on a one-for-one basis, while KCR shares were consolidated on a 3.2:1 basis prior to being exchanged for the Corporation's shares on a one-for-one basis.

Also on February 22, 1994, Willcrest Limited, a shareholder of LQE, subscribed for 16 special share units of the Corporation for a total subscription cost of CDN$2,000,000, the net proceeds of which were used to reduce LQE's bank indebtedness.

The Corporation secured a listing of its common shares on the Alberta Stock Exchange (the "ASE") on April 13, 1994 and on the Toronto Stock Exchange in August 1996 and is a reporting issuer in both Ontario and Alberta.

On June 30, 1994, the Corporation concluded an agreement with the shareholders of LEC to acquire the balance of the outstanding shares of LEC (62.5%) not already controlled by the Corporation. The transactions involved the issue of 9,918,750 Common Shares of the Corporation.

In August, 1994 the Corporation acquired the rights to market and develop the Laser Quest concept in Central and South America and replaced the existing Master License arrangement in Canada with an irrevocable license. Then in November, 1994, the Corporation acquired the remaining world-wide rights to the Laser Quest concept through its wholly-owned subsidiary LQI. These rights are owned by LQI, which is controlled by the Corporation. The Master License Arrangements held by LQC in Canada and LEC in the US are permanent. The European Licenses are held by LQUK which is not controlled by the Corporation. The remaining Master License territories throughout the rest of the world are held by LQI. When granted, the purchaser receives the exclusive right to market and license all aspects of the Laser Quest concept in their specific territory. All Master Licensees outside of North America, are subject to minimum performance standards established prior to the granting of their Licenses. Licenses may be forfeited if minimum performance standards have not been met.

On July 28, 1995 the 16 Special Shares held by Willcrest Limited were each converted into 384,375 Common Shares for a total of 6,150,000.

On June 14, 1996, the Corporation purchased all of the shares of Starburst Coin Machines Inc. ("SCM"), a coin operated amusement machine company. The purchase was made with a combination of $1,400,000 and the issuance of 1,272,727 common shares of the Corporation. The purchase of SCM allows the Corporation to provide its own video arcade machine requirements for both existing and future LQ Centres throughout North America.

In July 1996 the Corporation secured a listing of its common shares on The Toronto Stock Exchange (the "TSE") and subsequently voluntarily delisted off the ASE.

On December 20, 1996 the Corporation concluded an agreement with the shareholder of Game Time Amusements Ltd. ("Game Time") to acquire all of the outstanding shares of Game Time for cash plus Common Share consideration.

On January 10, 1997 the Corporation finalized the purchase of 100% of the outstanding shares of Threshold Electronics Limited, the U.K. based ISO9001 company which has designed and manufactured Laser Quest's proprietary equipment since 1989. The Corporation has completed the process of replicating the operation at the Corporation's new home office facility in Mississauga, Ontario.

On February 13, 1997, the Corporation closed a private placement of 10,715,000 Special Warrants at a price of $1.40 per warrant for gross proceeds of $15,001,000. Each special warrant was convertible into one Common Share of the Corporation for no additional consideration for a period of one year. The capital raised was intended to fund an accelerated roll out of LQ centres and finance the acquisition strategy of the coin-operated amusement machine division.

From January 24, 1997 through December 31, 1997 a total of 1,078,750 Common Share purchase options were exercised for total proceeds of $929,500.

On September 20, 1997, November 5, 1997 and November 20, 1997, the Corporation concluded the acquisition of three previously franchised Laser Quest centres in Calgary, Mississauga, and Montreal respectively bringing the total corporately owned centres in Canada to eleven.

On December 4, 1997 the Corporation announced that the Toronto Stock exchange had accepted for filing a Notice of Intention to Make a Normal Course Issuer Bid for the common shares of the Corporation.

On February 19, 1998 the Shareholders of the Corporation approved the consolidation of the Company's shares on a one for five bases. At the same time a change in the company's name to Versent Corporation was approved.

On March 31, 1998 the Corporation concluded the acquisition of Chromacolour Holdings Limited (Chromacolour) the world's leading supplier of specialized paint, paper, and related products to the animation industry. The purchase was made with a combination of cash and approximately 300,000 Versent shares.

On August 21, 1998 the Corporation through a 91% owned subsidiary, concluded the acquisition of certain assets and assumed certain liabilities of Color Me Mine Inc. The consideration was cash.

On May 4, 1999 the Corporation sold all of its shares of Starburst Coin Machines Inc. to a management group led by Starburst's founder and President. The sale was made for a combination of cash and a vendor take back note.

On December 9, 1999 the Corporation announced the sale by its wholly owned subsidiary Leisure Entertainment of its 91% interest in Color Me Mine Enterprises, Inc. to private investors.

On February 15, 2000 Buckingham Technology Acquisition Group, Inc. purchased 6,649,152 shares of Versent bringing its ownership to 8,497,152 shares representing 90.5% of the issued and outstanding shares. Buckingham is owned 100% by Mr. Jerry Zucker of Charleston, South Carolina.

On April 27, 2000 the Corporation announced that it has completed the sale of substantially all of the assets of its Chromacolour business through two separate transactions. The UK operation was sold to a company jointly controlled by Mr. David H. James, a director of the Corporation, and an unrelated partner. The Canadian based business was sold to a company jointly controlled by Mr. James and a different unrelated partner.

The Laser Quest Laser Tag Concept

Game Description

Laser Quest is a laser adventure game offering players an interactive entertainment experience. The 15-20 minutes spent in the unique Laser Quest arena is totally immersive, and both mentally and physically challenging. As such, the experience has broad demographic appeal and is suitable for individuals, families, parties, leagues and corporate groups. The object of Laser Quest is to get as many points as possible, either individually or as a team, by hitting opposing targets or capturing the other team's headquarters.

The custom-designed computer energized packs worn by players consist of a Laser, as well as front, back and shoulder LED targets. When fired, the Laser emits both a invisible infrared and a visible red laser beam. A successful target hit is indicted by vibration, LED colour change and deactivation of the hit players pack. Points are scored for hits to the pack target areas and to the laser. During the game, details of the scoring as it occurs are communicated to players and each player's score is transmitted to the central game computer. At the end of the game each player receives a personalized scorecard detailing individual player statistics and scores, as well as team scores if a team game was played.

Description of Premises

Each Laser Quest centre is divided into three areas: Foyer/Reception, Briefing Room "Airlock", and Arena. The airlock and arena areas are designed to reflect a futuristic or fantasy-like escape from reality. Arena dimensions and design are critical to generating repeat business and ensuring the long term appeal of the game. Considerable time, effort and capital is spent to create the right environment and experience.

The foyer/reception area includes a ticket counter and various arcade and video games which represent an additional source of revenue while players wait to play the game. Also included in the foyer are washrooms, an office, staff lounge, storage room, vending machines, and a group meeting or party room.

The airlock or outfitting room is where players don the specially designed laser packs which are activated by the Laser Quest computer. The airlock serves as the entrance to and exit from the arena. Prior to entering the arena, Laser Quest staff assist players with their equipment and brief players on the game rules or "code of honor". Laser Quest staff members enter the arena with the players for the duration of the game to act as game marshals.

The arena is a specially designated multi-level play area, styled after a science fiction inspired labyrinth or maze with custom-built scenery and props, ramps and catwalks, specialty lighting, swirling fog and energizing music.

Site Selection Criteria

Laser Quest believes that the most successful site locations are reasonably close to city centres, high schools, colleges, shopping centres and other leisure attractions. Desirable locations are also near major retail districts or a major shopping centre, with proximity activities (i.e. cinemas, night clubs, recreational facilities).

Other factors which determine a suitable location include adequate parking and easy site identification - through either quality signage and street access or linkage opportunities with known retail or amusement establishments (i.e. across from a branded fast food restaurant).

Operations

Games last approximately fifteen minutes with a five minute changeover period between games for instruction and outfitting of players. Players can make reservations by telephone or in person on the day they wish to play or alternatively, just walk in and take the first open spot. Game sites are rented on a hourly basis to members and groups and can be made available outside the regular operating hours.

Game Price and Payment

The price of a solo game ranges between $5.00 and $8.00 depending on the local market. Hourly rental rates vary depending on the requirements of the group, time of booking, and the number of packs available. Reservations for groups of six or more and hourly rentals are held with a cash deposit with the cash balance payable prior to the scheduled reservation.

Hours of Operation

Game sites are available for business 7 days per week, 52 weeks per year. Operating hours vary but generally Laser Quest Centres are open during evenings through the week with expanded hours on weekends. During vacation periods, many centres go to expanded hours during the week as well. Outside of normal operating hours, private bookings and other special events are accommodated.

External Financial Control and Database Management

The Company is able to exhibit a reasonable degree of financial control over game site locations through remote interrogation of game site computers and the reconciliation of game and point-of-sale computers. All games, pricing and related information must be loaded into the on-site computer before the equipment is activated. Downloading this information on a weekly basis provides management with key financial and market data to monitor site performance and control franchise location royalty reporting.

Threshold Electronics Limited

Threshold Electronics focuses its energies in two distinct business directions. On the one hand, Threshold functions as a cost centre within Versent to support the highly successful Laser Quest game technology. In fact, Threshold developed the technology and now designs, manufactures and services Laser Quest's equipment in the Corporation's Mississauga home office. In this key role, Threshold has implemented significant changes to its service programs, parts inventory systems and warehousing capabilities, resulting in increased responsiveness to Laser Quest's growing needs. As well, Threshold engineers continually work to improve the performance and reliability of the game technology. As the game of laser tag continues to grow in popularity and exposure through Laser Quest's success and planned expansion, the demand for high-performance equipment will likewise increase. Concurrently, Threshold engineers continually work to improve the performance and reliability of the game technology. As the game of laser tag continues to grow in popularity and exposure through Laser Quest's success and planned expansion, the demand for high-performance equipment will likewise increase. Concurrently, Threshold provides a broad technology platform from which Versent can pursue new businesses and markets. The division is exploring a number of promising opportunities to apply its technological know-how. With so many of today's recreation, entertainment and related industries dependent on technology, the door is wide open to possibilities that can offer profitable new revenue streams.

Automated Banking Machine Business - "Laser Cash"

Threshold, a wholly-owned subsidiary of Versent, is a specialty electronics design and manufacturing company which was formed to primarily manufacture and service Versent's Laser Quest equipment. In 1997, Threshold sought to leverage its expertise in computer systems and electronics through new business opportunities. In early 1998, responding to a changing regulatory environment, Threshold created the Laser Cash division to participate in the emerging private label automated banking machine industry. Since then Laser Cash has become one of the largest distributors and operators of full-service private label automated banking machines in Canada.

Laser Cash's size, technical expertise and more importantly, its financial stability, has positioned it as one of the leading non-financial institutions active in the industry. Laser Cash currently has an installed base of over 400 ABMs and is one of only three independent ABM operators with a national presence across Canada.

Development of the Industry

Prior to 1996, electronic banking in Canada was supported by the Interac Association ("Interac"), an association made up of only the major banks and credit institutions in Canada. One of the benefits for consumers developed by Interac was the cross-supporting of customer cash withdrawal transactions amongst various members of the ABM networks. In late 1996, Interac was directed by the Government of Canada to open its monopoly over the automated banking machine industry and underlying shared cash network to non-financial organizations. This new regulation allowed for the creation of the independent or "white label" ABM industry.

In the year following de-regulation, industry participants (consisting of machine manufacturers, armoured car services, switch providers, the banks and Interac) began positioning themselves to effectively supply, service and develop this new market. Switch providers had to become approved by Interac, ABM machines had to be certified by the switch providers, and the computer networks had to be modified to accommodate new entrants.

By late 1997, Canada's first white label ABM was deployed. In February 1998, Laser Cash placed its first ABM into service. Since that time, Laser Cash has placed over 400 ABM machines in select locations across Canada. The majority of Laser Cash's ABMs are in Ontario, however Laser Cash has made significant progress with market penetration in Quebec, Manitoba, Saskatchewan, Alberta and British Columbia. Through trial and error and improved location analysis, Laser Cash has established a high quality network.

Industry Growth

At the end of 1997 there were approximately 19,000 ABMs in Canada; 74% of these were provided by Canada's six major banks, and the balance were provided by the various trust companies, credit unions and foreign banks. None were provided by non-financial institutions. By May 31, 1999 the number of ABMs in use in Canada had grown by 28% to approximately 24,400 machines, and over half of these new units were estimated to be third party ABMs. Since April 1998, more than 10 new ABM equipment vendors have entered the market and between 50 and 100 equipment deployers or ISO's.

Initial Market Strategy

In its first six months of operation Laser Cash concentrated on owner-operated locations. Laser Cash chose this strategy to best achieve rapid market penetration while matching location demand with available ABM equipment. To assist in sourcing locations, Laser Cash utilized independent sales agents with demonstrated access to these typically lower volume sites.

Laser Cash's initial ABM platform was a Triton manufactured model. The Triton unit is best suited to locations that have transaction volumes under 2,000 per month because of the dial-up technology employed and the unit's limited ability to hold significant cash inventory. Recently, larger faster machines have become available from manufacturers such as NCR, Diebold and Wincor-Nixdorf.

The size and sophistication of Laser Cash's network has well positioned it to enter an expanded phase of the business targeting multi-unit corporate locations over the next several years. The scale of Laser Cash's operation has necessitated the development of sophisticated MIS solutions that are critical to both efficient operations and distinguishing Laser Cash from its competitors.

Financial Operations

Significant Currencies

The corporation currently conducts a significant amount of its regular business in US and Canadian dollars. The Corporation reports its financial results in Canadian dollars.

Foreign Exchange Hedging Activities

The Corporation did not engage in hedging activities in 1999 since the Corporation's various international operations provided reasonably natural hedges. The situation is reviewed regularly to determine whether hedging activities may be required in the future.

Breakdown of Sales

The Corporation operates in two continuing industry segments. The "Laser Quest" segment derives revenue from LQ Centre operations in North America and the licensing of the concept internationally. The "Laser Cash" segment derives revenue from the operation and distribution of private label automated banking machines.

See note 15 to the 1999 Financial Statements.

External Factors

Laser Tag

The Corporation operates in a relatively small industry. This industry is characterized by a number of single-location operations. Accordingly, the Corporation does not believe a significant laser tag competitive threat currently exists, or will emerge, to challenge Laser Quest's leadership position in the laser tag game business. Furthermore, the Corporation is not subject to supply-shock, labor shortages or overly-burdensome government regulation. The remaining world-wide rights acquired by the Corporation are in perpetuity. Consequently, the Corporation does not believe there exists any significant external threat to its current or future financial performance.

Private Label ABMs

The private label ABM industry is a new industry in Canada. It is difficult to assess the external factors affecting the industry as it is still very much in development. However, the Corporation does not believe that there are any significant short-term threats to the current or future financial performance of the division.

Item 2. Description of Property

The Corporation owns the intellectual property and trademarks for Laser Quest.

The Corporation's home office is in leased premises in Mississauga, Ontario.

The Corporation's international operations are carried out by LQI which is based in Barbados.

North American Locations

The following table indicates the current location of Laser Quest Centres in Canada and the U.S. and the date each LQ Centre was opened. All of the LQ Centre's are corporately owned with the exception of Oshawa ON which is licensed. The Corporation leases all of its premises, except in London ON where Versent owns the building.

Canada - 11 Centres
Location	Opening Date
1224 Dundas Street East, Units 8 and 9 Mississauga, ON	17-Apr-93
9827 Horton Road S.W., Building #2 Calgary, AB	21-Sept-93
149 Carling Street London, ON	03-Dec-93
9625 Yonge Street, Unit 3 Richmond Hill, ON	26-Feb-94
1800 St. Laurent Boulevard, Unit A Ottawa, ON	11-Mar-94
10 Hesse Bay Regina, SK	14-May-94
1226 St. Catherine St. West Montreal, PQ	17-June-94
255 King Street West Kitchener, ON	22-Oct-94
241 Clarence Street, Units 1 and 2 Brampton, ON	25-Feb-95
10829-105th Avenue Edmonton, AB	03-Mar-95
1980 Eglinton Avenue East Scarborough, ON	08-Apr-95

USA - 46 Centres
Location	Opening Date
224 Bolivar Street Lexington, KY	19-Nov-93
12 North 19th Street Richmond, VA	5-Nov-94

5323-A E. Independence Blvd. Independence Promenade Charlotte, NC	03-Dec-94
West 202 Second Avenue Spokane, WA	17-Dec-94
166 Second Avenue North Nashville, TN	25-Mar-95
31401 John R. Road Madison Heights, MI	12-May-95
7202 South 900 East Hillcrest Plaza Shopping Centre Midvale, UT	23-Jun-95
Boman Acres Shopping Center 2909 South Sheridan Road Tulsa, OK	07-Jul-95
80 Brookmont Drive Montrose, OH	22-Sept-95
8988 East Hampden Avenue Village Square East Shopping Center Denver, CO	29-Sept-95
606 Embassy Oaks, Suite 200 San Antonio, TX	17-Nov-95
3335 West Peoria Phoenix, AZ	17-Nov-95
2035 S. Alma School Road Fiesta Palms 1 Shopping Center Mesa, AZ	08-Dec-95
14517 Potomac Mills Road Woodbridge, VA	22-Dec-95
13711 Westheimer Road, Unit H West Oaks Shopping Center Houston, TX	14-Jun-96
Poplar Plaza Shopping Center 3417 Poplar Avenue Memphis, TN	28-Jun-96
1400 Shoreline Blvd., Unit C2 Mountain View, CA	02-Aug-96
Highland Mall Shopping Center 523 Highland Mall Blvd., Suite 100 Austin, TX	30-Aug-96
Brittany Center 2120 N. Woodlawn, Suite 470 Wichita, KS	18-Oct-96
1605 North Academy Blvd. Rustic Hills North Shopping Center Colorado Spring, CO	22-Nov-96

8083 Kingston Pike Knoxville, TN	06-Dec-96
1524-C Butterfield Road Finley Square Shopping Center Downer's Grove, IL	06-Dec-96
293 Executive Parkway Rockford, IL	13-Dec-96
Ridgemont Plaza 2833 West Ridge Road Greece, NY	20-Dec-96
48 E. Herndon Avenue Fresno, CA	20-Dec-96
Champions Village Shopping Center 6560 FM 1960 West Houston, TX	07-Mar-97
Shopper's Fair Shopping Center 6802A "P" Street Lincoln, NE	14-Mar-97
Wyomissing Industrial Park 1035 Bern Road, Building 25 Wyomissing, PA	14-Mar-97
7277 Nankin Blvd. Westland, MI	04-Apr-97
4240 West Wisconsin Avenue Grand Chute, WI	11-Apr-97
Fullerton Town Center 229 E. Orangethorpe Ave. Fullerton, CA	02-May-97
7601 Grapevine Hwy, Suite 111 North Richland Hills, TX	16-May-97
6420 NW Loop 410 The Village at Ingram Park San Antonio, TX	23-May-97
33800 Gratiot Ave. Clinton Township, MI	20-Jun-97
4712 Everhard Rd. N.W. Complex Canton, OH	20-Jun-97
2100 Standiford Ave., Bldg. D Modesto, CA	25-Jul-97
201 East Alex-Bell Road Cross Point Shopping Center Centerville, OH	15-Aug-97
2101AN. University Drive Sunrise, FL	15-Aug-97

2210 South 320th Street, Unit A4 Sea Tac Plaza Federal Way, WA	29-Aug-97
626 & 644 East Rand Road Southpoint Shopping Center Arlington, Heights, IL	03-Oct-97
2661 29th St. SE, Suite D Grand Rapids, MI	14-Nov-97
Endicott Plaza, 139 Endicott St. Danvers, MA	19-Dec-97
100 West Bay Area Blvd. Bay Area Square Shopping Center Webster, TX	24-Jul-98
10944 North May Ave. Quail Plaza Shopping Center Oklahoma City, OK	14-Aug-98
Ames Plaza, 3005 Berlin Turnpike Newington, CT	13-Nov-98
7361 West Lake Mead Blvd., Lake Mead Pavillion, Suite 100 Las Vegas, NV	29-Jan-99

Item 3. Legal Proceedings

There are no material legal proceedings involving the Corporation.

Item 4. Control of Registrant

The authorized capital of the Corporation consists of an unlimited number of Common Shares and Special Shares. As of December 31, 1999, there were 9,268,343 Common Shares outstanding.

The following table sets out, as at May 12, 2000, each person who is known to the senior officers or directors of Versent to beneficially own, directly or indirectly, or to exercise control or direction over, more than 10% of the outstanding common shares of Versent:

Name and Address	Number of Common Shares Owned	Percentage of Common Shares
Buckingham Technology Acquisition Group Inc. South Charleston SC	8,497,152	90.5%

As at May 12, 2000 the officers and directors of Versent as a group beneficially owned, directly or indirectly, or exercised control or direction over 9,300 common shares representing less than 0.1% of the aggregate number of common shares of Versent then outstanding.

Item 5. Nature of Trading Market

The Common Shares of the Corporation were listed on the Toronto Stock Exchange in July 1997 (trading symbol LQC). Effective February 19, 1998, the Corporation changed its name to Versent Corporation and the trading symbol was changed to "VTC".

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

There are no governmental laws, decrees or resolutions in Canada restricting the ownership of shares by non-residents or, other than withholding taxes, remittance of interest, dividends or other payments to non-resident holders of Common Shares of the Company. Furthermore, there are no limitations on the right of non-resident or foreign shareholders to vote the Corporation's securities.

Item 7. Taxation

Dividends paid by the Corporation on shares owned by non-residents of Canada are subject to Canadian withholding tax. The general rate of Canadian withholding tax on dividends under the Canadian Income Tax Act is 25%. However, Article X of the reciprocal tax treaty between Canada and the United States limits this rate to 15% for United States residents. Also under this treaty, the rate is further limited to 10% if the beneficial owner of the shares is a United States corporation which owns at least 10% of the voting shares of the Corporation.

If the beneficial owner of the shares carries on a business in Canada through a permanent establishment in Canada, the dividends are normally taxable in Canada as business profits at rates which may exceed the 10% or 15% rates applicable to dividends not connected with a Canadian permanent establishment.

A capital gain realized on the disposition of Common Shares by a resident of the United States will not be subject to Canadian tax unless the Common Shares held are defined as "taxable Canadian property". In general, the Common Shares will be "taxable Canadian property" if the United States resident used the Common Shares in carrying on business in Canada or if, at any time during the five year period immediately preceding the realization of the gain, not less than 25% of the issued and outstanding shares of any class or series of shares of the Corporation belonged to the particular United States resident. Relief is available if the Common Shares do not relate to a permanent establishment the United States resident had in Canada and if no more than 50% of the value of the shares of the Corporation was derived from real property situated in Canada.

Item 8. Selected Financial Data

The following selected financial data for the Corporation and its predecessors is presented in accordance with generally accepted accounting principles in Canada which, as applied by the Corporation, does not materially differ from generally accepted accounting principles in the United States.

(CDN$)	December 31, 1999	December 31, 1998	December 31, 1997	Eleven months ended December 31, 1996	January 31, 1996

Corporate Operating Results
Revenues from continuing operations	46,679,000	44,028,000	36,748,000	19,742,000	14,905,000

Net income (loss) from continuing operations	(5,400,000)	402,000	1,968,000	1,180,000	224,000

Corporate Financial Position
Total assets of continuing operations	41,046,000	56,519,000	44,818,000	32,330,000	23,307,000
Shareholders' equity	13,683,000	34,682,000	34,478,000	15,657,000	12,353,000
Long term obligations	23,056,000	25,650,000	10,114,000	12,061,000	8,567,000

Per share information:
Earnings (Loss) per share from continuing operations	($0.58)	$0.04	$0.23	$0.17	$0.04
Dividends	nil	nil	nil	nil	nil

US/Canadian dollar exchange rate:	1.4433	1.5333	1.4305	1.3706	1.3734

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Overview

Versent Corporation ("Versent") operated in two continuing segments in 1999:

  Laser Quest® which included LQ Centre operations in North America, Versent corporate overheads, international licensing of the Laser Quest concept through Laser Quest International, and the Laser Quest support functions provided by Threshold Electronics; and

  Laser Cash® private label (i.e. - non-financial institution) automated banking machine ("ABM") network developed by Threshold Electronics.

Versent discontinued operations in two other segments during the year:

  Coin-operated amusements which included Starburst Coin Machines route and distribution operations, games rooms at Waterloo and York universities, and satellite arcade operations; and

  Crafts which included Chromacolour paint and animation supplies and Color Me Mine ceramic studios.

Continuing Operations

Laser Quest

Financial Highlights	1999	1998
Revenues	$40,682,519	$42,826,716

Expenses
Operating and cost of sales	29,599,736	27,274,917
Administrative	3,425,098	5,615,322
Earnings before interest and amortization ("EBITDA")	7,657,685	9,936,477
Interest	2,661,901	1,582,878
Amortization	9,002,144	6,915,654
Income (Loss) from operations	$(4,006,360)	$1,437,945

Laser Quest revenues decreased $2,144,197 or 5% and EBITDA declined 23%. Laser Quest operating profits (revenues less operating expenses and cost of sales) decreased $4,469,016 or 29% to $11,082,783 (1998 - $15,551,799). The operating margin declined to 27% (1998 - 36%) of revenue. Administrative expenses were reduced by $2,190,224 or 39% mostly related to reduced Versent corporate overheads.

Increased weighted average corporate-wide debt and significant increases in interest rates and financing fees resulted in increased interest expense charged to Laser Quest. Amortization increased $2,086,490 or 30%, which is largely due to accelerated amortization resulting from the closing of two LQ Centres and the write down of certain deferred costs. At December 31, 1999 there were 57 corporately owned LQ Centres in North America versus 58 as of December 31, 1998. On a weighted average basis 58.2 LQ Centres (1998 - 55.0) were open throughout the year.

Management anticipates a program of limited growth in 2000 and its principal focus will continue to be on maximizing the financial performance of the existing LQ Centres.

Laser Cash

The private label ABM segment operating under the "Laser Cash" brand has developed a network of approximately 400 ABMs, making it one of the largest private label ABM networks in Canada. The Laser Cash segment began operations in the spring of 1998, but it was not until later in that year that the business began emerging from its start-up phase, making 1999 its first full year of operation. Laser Cash produced $5,996,286 (1998 - $1,201,202) or 13% (1998 - 3%) of continuing operations revenue. This segment exceeded expectations by posting positive EBITDA in 1999 of $481,230 (1998 - loss of $99,908).

At December 31, 1999 the private label ABM business accounted for $3,793,270 (1998 - $10,149,752) or 9% (1998 - 18%) of Versent's continuing assets. The significant reduction in investment was achieved by re-financing the ABM cash float.

Discontinued Operations

Coin-operated amusements

On May 4, 1999 Versent sold all of the shares of Starburst Coin Machines Inc. ("Starburst") to a Starburst management group led by Starburst's founder and President. While the sale resulted in a substantial loss on Versent's investment in the business, the business had been profitable since it was acquired in 1996 on an operating basis. The on-going capital requirements of Starburst at a time when Versent was seeking to reduce its debt prompted the decision to sell the company. Versent continues to utilize the services of Starburst in most of its LQ Centres.

Crafts

Versent's entry into the Crafts segment was not successful. The acquisitions of Chromacolour and Color Me Mine in 1998 resulted in significant losses for Versent in 1998 and into 1999 thereby prompting Versent to sell the businesses. In early December 1999 Color Me Mine was sold and Chromacolour was subsequently sold in early 2000. Both disposals resulted in significant investment losses in addition to the operating losses incurred during the time the businesses were owned by Versent.

Management's Analysis - Financial Condition

Non-Cash Working Capital

The net non-cash working capital position of Versent's continuing operations at December 31, 1999 was ($742,332) versus $1,490,648 at the previous year-end. The largest component of this decrease of $2,232,980 was the recovery of $1,637,450 in income taxes paid in prior years. Versent's continuing operations are not dependent on significant investments in working capital and as such the decline is not of concern to management. Accounts payable and accrued liabilities were unusually high at December 31, 1999; this figure has subsequently been reduced to normal operating levels in line with the December 31, 1998 balance.

Net Investment in Discontinued Operations

In 1999 Versent decided to focus exclusively on the Laser Quest and Laser Cash businesses and took steps to divest all other businesses. At December 31, 1998 Versent had $19,700,790 invested in Coin-op and Craft businesses. At December 31, 1999 all that remains of these discontinued operations is $698,266 which is made up of a receivable related to the sale of coin-operated amusements in Dubai and the estimated net realizable value of the remaining Craft assets owned by Chromacolour.

Capital Assets and Deferred Costs

With only one LQ Centre opening in the year and two closings, Laser Cash's focus being more on the redeployment of assets than new expansion, and annual depreciation and amortization charges, the capital base of the continuing businesses declined in 1999. At December 31, 1999, $28,986,954 in net book value remained, down $9,385,052 from the previous year-end balance of $38,372,006.

Liquidity and Capital Resources

Net bank indebtedness at December 31, 1999 was $21,746,774 (1998 - $37,282,038). This represented a net reduction of $15,535,264 or 42%.

Versent refinanced its Laser Cash ABM float requirements thus significantly reducing the required investment in that business.

Versent has a $1,450,000 note receivable in connection with the sale of Starburst Coin Machines. The $580,000 first payment due on this note in May 2000 will be used to further retire debt. Proceeds from the sale of Chromacolour subsequent to the year-end were also used to retire debt.

Shareholders' Equity

As of December 31, 1999 there were 9,268,343 shares issued and outstanding, unchanged from the previous year end. An additional $108,000 was raised with the exercise of 120,000 options subsequent to year end, thus bringing the current issued and outstanding number of shares to 9,388,343. In connection with the subsequent February 15, 2000 takeover of Versent by Buckingham Technology Acquisition Group, Inc. all share options and warrants have been cancelled.

The deferred foreign currency exchange adjustment primarily reflects changes in exchange rates since the acquisition of the U.S. operations in 1994 and the subsequent changes in the net investment in the United States. Due to Versent's reduction in its net assets in the United States as cash flows were used to repay debt rather than reinvested coupled with the significant strengthening of the Canadian dollar in the year, the deferred foreign currency exchange adjustment decreased significantly in 1999.

Management's Analysis - Results of Operations

Operations

The two continuing business segments (Laser Quest and Laser Cash) recorded an operating contribution (revenue less cost of sales and operating expenses) of $12,596,935 or 27% of revenue (1998 - $15,499,086 or 35% of revenue). The decline was primarily due to increased costs and declining revenues in the Laser Quest segment.

Administrative expenses decreased 21% to $4,458,020 (1998 - $5,662,517) as Versent took steps to reduce overheads to bring them more in line with revenues. As such, administrative expenses were reduced to under 10% (1998 - 13%) of revenues.

Interest

Significantly higher interest rates and bank fees coupled with a higher average debt load resulted in an 82% increase in total interest expense charged to continuing operations of $3,079,342 (1998 - $1,692,754).

Amortization

Amortization grew to $9,657,215 (1998 - $7,277,210) due to the larger average investment in capital assets plus accelerated amortization resulting from the closing of two LQ Centres and the write down of certain other deferred costs. This figure is expected to decline considerably (approximating 1998 levels) in 2000 as a number of LQ Centres are at the stage where their equipment has been fully amortized.

Income (loss) before income taxes

The pre-tax loss from continuing operations was $4,597,642 (1998 - income of $866,605). The current year's loss includes a $971,248 non-cash charge to earnings in connection with the closing of two LQ Centres.

Income taxes

In spite of the pre-tax loss, Versent recorded income tax expense of $802,755 (1998 - $464,900) due to the non-recognition of certain loss carryforwards for accounting purposes and the fact that in certain foreign jurisdictions Versent's operations are taxable.

Net income (loss) from continuing operations

The net loss from continuing operations was $5,400,397 (1998 - income of $401,705). The loss per share was $.58 (1998 - earnings of $.04).

Net loss from discontinued operations

The operating loss from discontinued operations (Coin-operated amusements and Crafts) was $1,824,725 (1998 - $2,282,465). Losses on the sale of Starburst and Color Me Mine totalled $5,892,614 and a further charge of $1,950,000 was taken to reflect the net realizable value of the Chromacolour business.

Net loss

The net loss increased to $18,464,246 (1998 - $1,880,760). The loss per share was $1.99 (1998 - $.20).

Management's Analysis - Cash Flows

Operating activities

Funds from continuing operations decreased to $4,256,818 (1998 - $7,087,882). Still, cash flow from continuing operations per share (basic) was a healthy $0.46 (1998 - $0.75).

Versent realized $2,421,717 (1998 - ($1,392,269)) from non-cash working capital, primarily from the recovery of income taxes, resulting in $6,678,535 (1998 - $5,695,613) available for investing and financing activities.

Investing activities

Expansion of the Laser Quest concept was suspended in 1999 because of real estate market conditions, a lack of financing and the desire of management to focus on optimizing the performance of the existing LQ Centres. Growth in the Laser Cash business resulted more from redeploying existing machines to better locations, thus little capital was required. As a result, only $1,619,309 was invested in capital assets and deferred start-up costs versus $5,465,386 in 1998.

Financing activities

Versent was able to retire all $2,837,289 of its current bank indebtedness in 1999, leaving the $3 million operating line unused as at December 31, 1999. Versent also paid down $11,944,322 of term debt during the year.

Versent's term debt has been reduced to $20,937,934 as at March 31, 2000. In connection with the Buckingham bid, Management sought and obtained an interim extension of the existing financing arrangement to September 5, 2000. Although Versent has positive cashflows from continuing operations, current financial projections indicate that existing cash resources together with cash flows from operations will not be sufficient to fully discharge the obligation by that date. Management is currently in discussion with Versent's principal lender to renegotiate the existing financial arrangement and at the same time is actively pursuing alternate financing from other potential lenders. While it cannot be assured, Management believes they will be successful in obtaining replacement financing.

Discontinued operations

The negative net cash flow related to discontinued operations was $1,488,062 (1998 - $13,240,639). Proceeds from the sales of Starburst and Color Me Mine totalled $5,976,737 during the year while in the previous year, $3,219,706 was invested in the acquisitions of Chromacolour and Color Me Mine.

Item 10. Directors and Officers of Registrant

It is proposed that the seven persons named below be nominated for election as directors of Versent. All seven proposed nominees are now directors of Versent and have been since the dates set forth below. Management of Versent does not contemplate that any of the proposed nominees will be unable to serve as directors of Versent, but if that should occur for any reason prior to the Meeting, the persons named in the form of proxy accompanying this Circular have the right to vote for any other nominee of management of Versent. Each director will be elected to hold office until the close of the next annual meeting of the shareholders of Versent or until his or her successor is appointed or elected. The following table sets forth certain information as at May 12, 2000 concerning the persons nominated for election as directors of Versent:

Name and Municipality of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares Owned(2)
Michael J. Buckstein Toronto, Ontario	Director(1)	Chief Executive Officer, Barrday Inc., an industrial textile manufacturer in Cambridge, Ont.	Feb. 15, 2000	Nil
David H. James Spokane, Washington	Director	President, Laser Quest International Corporation	1995	9,300
Robert B. Johnston North Charleston, South Carolina	Director(1)	Director of Investor Relations, Polymer Group Inc., an engineered materials company in North Charleston, S.C.	Feb. 15, 2000	Nil
Deborah Morrison Toronto, Ontario	Director	Administrative Director, the Historica Foundation of Canada, a private charitable foundation dedicated to promoting history education in Canada	Feb. 15, 2000	Nil
Jeffrey Rosen London, Ontario	Director	Instructor and Faculty Advisor at the University of Western Ontario	Feb. 15, 2000	Nil
David A. Rosenkrantz Toronto, Ontario	Chairman and Director(1)	Partner, Patica Corporation, an investment banking firm	1994	Nil
F. Gregory Thompson Toronto, Ontario	President, Chief Executive Officer and Director	President and Chief Executive Officer of Versent	1994	Nil

(1) Member of the Audit and Compensation Committee.

(2) Indicates number of common shares of Versent beneficially owned, directly or indirectly.

Each of the above individuals has held the principal occupation set forth above for the past five years except as follows: Mr. Johnston who until 1998 was a Senior Strategic Planner for Dominion Textile, Inc.; Deborah Morrison who prior to 2000 was Director of Communications and Development, The CRB Foundation; and Mr. Rosen who from 1996 to 1999 was a public educator in Monterrey, Mexico and in Toronto, Ontario prior to that.

The Officers of the Corporation are as follows:

Name Office Held Held Position Since

David A. Rosenkrantz Chairman and Director June, 1999

F. Gregory Thompson President and CEO and Director February, 1994

Clinton L Wolff, CA Vice President, Finance June, 1994

Secretary-Treasurer

Sue Millar Vice President, Human Resources

and Operations May, 1998

Tracy Boyd Vice President, Marketing April, 1999

Matthew McIver President, Threshold Electronics Limited January, 1997

Item 11. Compensation of Directors and Officers

The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario)) sets forth all annual and long-term compensation for services in all capacities to Versent and its subsidiaries for the year ended December 31, 1999 (to the extent required by the Regulation) in respect of the individuals who were, at December 31, 1999, the Chief Executive Officer and the four other most highly compensated officers (the "Named Executive Officers"), whose total compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE
Name and Position Held	Year	Annual Compensation			Long-Term Compensation Awards
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
F. Gregory Thompson President and Chief Executive Officer	December 31, 1999	175,000	Nil(1)	Nil	143,120	$70,000(2)
	December 31, 1998	175,000	Nil(1)	Nil	34,060	Nil
	December 31, 1997	175,000	44,147(1)	Nil	Nil	Nil
Matthew J. McIver President, Threshold Electronics Limited	December 31, 1999	150,000	25,000(3)(1)	Nil	30,900	$81,890(4)
	December 31, 1998	150,000	Nil(1)	Nil	15,460	Nil
	December 31, 1997(5)	135,577	27,361(1)	Nil	Nil	Nil
John Prudence(7) President, Chromacolour International Limited	December 31, 1999	140,000	Nil	Nil	21,420	Nil
	December 31, 1998(6)	126,849	Nil	Nil	Nil	Nil
	December 31, 1997	n/a	n/a	n/a	n/a	n/a
Clinton L. Wolff Vice-President, Finance and Secretary-Treasurer	December 31, 1999	120,000	Nil(1)	Nil	24,620	Nil
	December 31, 1998	109,462	Nil(1)	Nil	10,720	Nil
	December 31, 1997	95,769	24,159(1)	Nil	Nil	Nil
Sue Millar Vice President, LQ Operations	December 31, 1999	115,096	$6,860(8)(1)	Nil	45,140	Nil
	December 31, 1998	97,402	Nil(1)	Nil	5,940	Nil
	December 31, 1997	85,094	16,082 (1)	Nil	Nil	Nil

  Ten percent of the pre-tax profits of certain divisions of Versent is allocated to bonuses for home-office employees. This amount is allocated based on a formula to reflect the relative contributions of all employees at the home office of Versent. The amounts were earned in 1996 and 1997 and paid in February 1997 and 1998, respectively. Senior management opted to forgo any bonuses for 1998. This program was discontinued after 1999 and no amounts were earned or paid out with respect to 1999.

  Mr. Thompson received aggregate value of $70,000 by exercising options using the Share Appreciation Rights feature of the employee stock option plan as approved by the Board.

  Mr. McIver received a $25,000 special discretionary bonus with respect to securing refinancing of the ABM cash float. This was earned and paid in 1999.

  Mr. McIver received a bonus based on the cashflow from Threshold Electronics Limited (UK) pursuant to an agreement related to the acquisition of that company in January 1997. This payment was made in January 2000. There may be more amounts payable under this agreement, whereby the remaining cash in that business is split between Versent and its former shareholders. However it is not possible to predict the amounts involved, if any, and as such future bonuses will be recorded if and when the payments are actually made.

  Mr. McIver became an officer of Versent when Threshold was purchased by Versent in January 1997.

  Mr. Prudence became an officer of Versent when Chromacolour was purchased by Versent on March 31, 1998.

  Mr. Prudence resigned on March 31, 2000.

  Ms Millar received a bonus relating to a short-term incentive program implemented for the Laser Quest business from September to December 1999. Payments pursuant to this program were made in February 2000.

OPTION GRANTS DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table (presented in accordance with the Regulation) sets forth options granted during the financial year of Versent ended December 31, 1999 to the Named Executive Officers:

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Securities Under Options Granted (# of Common Shares under option))	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date D/M/Y
F. Gregory Thompson President and Chief Executive Officer	68,120 75,000	12.5% 13.8%	$1.25 $1.49	$1.25 $1.49	27/5/2004 11/8/2004
Matthew J. McIver President, Threshold Electronics Limited	30,900	5.7%	$1.25	$1.25	27/5/2004
John Prudence(1) President, Chromacolour International Limited	21,420	3.9%	$1.25	$1.25	27/5/2004
Clinton L. Wolff Vice-President, Finance and Secretary-Treasurer	24,620	4.5%	$1.25	$1.25	27/5/2004
Sue Millar Vice-President, LQ Operations	45,140	8.3%	$1.25	$1.25	27/5/2004
  Resigned March 31, 2000.

The following table (presented in accordance with the Regulation) sets forth details of all exercises of options during the year ended December 31, 1999 by the Named Executive Officers and the value as of December 31, 1999 of unexercised options on an aggregate basis:

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR AND DECEMBER 31, 1999 OPTION VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 1999 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 1999 ($) Exercisable/Unexercisable
F. Gregory Thompson President and Chief Executive Officer	100,000	$70,000	177,180 / Nil	$Nil / $Nil
Matthew J. McIver President, Threshold Electronics Limited	--	--	3,865 / 42,495	$Nil / $Nil
John Prudence(1) President, Chromacolour International Limited	--	--	Nil / 21,420	$Nil / $Nil
Clinton L. Wolff Vice-President, Finance and Secretary-Treasurer	--	--	2,680 / 32,660	$Nil / $Nil
Sue Millar Vice-President, LQ Operations	--	--	1,485 / 49,595	$Nil / $Nil
  Resigned March 31, 2000.

  In connection with the February 15, 2000 acquisition of the majority of shares of Versent by Buckingham Technology Acquisition Group, Inc., the Board approved the immediate vesting of all options for the purposes of allowing the shares to be tendered to the bid using the Share Appreciation Rights feature of the employee stock option plan. The Named Executive Officers received the following net realized value: F. Gregory Thompson $53,560; Matthew J. McIver $15,450; John Prudence $10,710; Clinton L. Wolff $12,310; and Sue Millar $22,570. All options not in-the-money under the bid price were cancelled; there are now no share options outstanding.

  Compensation of Directors

  Mr. David Rosenkrantz receives $84,000 per year in his capacity as Chairman of the Board. Each director who is not an employee or officer of Versent or who does not provide consulting services to Versent is entitled to be paid as follows: $2,500 per annum for services as a director; $500 per member for each meeting of the Board; $1,500 per annum if acting as chairman of a committee of the Board for services in such capacity; and $500 per member of a committee of the Board for services in that capacity per meeting attended.

  During the financial period ended December 31, 1999, the following options were granted to the indicated individuals in their capacity as directors of Versent to acquire common shares of Versent:

Name	Securities Under Options Granted (#)	Exercise Price ($/security)	Market Value of Securities Underlying Options on the Date of Grant ($/security)	Expiration Date D/M/Y
G. Alan Hutton(2)	6,820	$1.25	$1.25	27/5/2004
David H. James	17,040	$1.25	$1.25	27/5/2004
David A. Rosenkrantz	6,820 30,000	$1.25 $0.90	$1.25 $0.90	27/5/2004 30/6/2004
Roderick R. Senft(1)	6,820	$1.25	$1.25	27/5/2004
David S. Willmot(2)	34,060	$1.25	$1.25	27/5/2004
Michael L. Willmot(2)	6,820	$1.25	$1.25	27/5/2004

  (1) Resigned December 31, 1999.

  Resigned February 15, 2000.

On January 11, 1999 options which were about to expire were exercised using the Share Appreciation Rights feature of the employee stock option plan as approved by the Board. The following directors received the following net realized value: David S. Willmot $35,000; and Michael L. Willmot $35,000.

In connection with the February 15, 2000 acquisition of the majority of shares of Versent by Buckingham Technology Acquisition Group, Inc., options were tendered to the bid using the Share Appreciation Rights feature of the employee stock option plan. The following directors and former directors received the following net realized value: G. Alan Hutton $6,010; David H. James $8,520; David A. Rosenkrantz $28,910; Roderick R. Senft $3,410; David S. Willmot $17,030; and Michael L. Willmot $3,410. All options not in the money under the bid price were cancelled; there are now no share options outstanding.

Directors' and Officers' Liability Insurance

Versent maintains Directors' and Officers' liability insurance coverage. The annual premium for the policy is $27,000. The $3,000,000 policy has a $250,000 deductible.

Composition of the Audit and Compensation Committee

The members of the Audit and Compensation Committee of the Board (the "Committee") are Messrs. Robert B. Johnston (Chairman), David A. Rosenkrantz and Michael J. Buckstein. No member of the Committee was an officer or employee of Versent or any of its subsidiaries except Mr. Rosenkrantz who also serves as Versent's non-executive Chairman of the Board.

Report on Executive Compensation

Executive Compensation Program

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. Base salaries are set at levels which are competitive with the base salaries paid by similar corporations within the similar industries at corporations of a comparable size, thereby enabling Versent to compete for and retain executives critical to Versent's long term success. Incentive compensation is directly tied to corporate and individual performance.

Compensation for the Named Executive Officers, as well as for other executive officers and key staff, consists of a base salary and profit sharing arrangements.

Base Salary

The level of base salary for each employee within a specified range is determined by the level of responsibility, the importance of the position to Versent and within competitive industry ranges.

The Board Versent determines the base salaries and bonuses of the executives officers of Versent who in turn determine the base salaries and profit sharing for all other employees of Versent.

Compensation of the President and Chief Executive Officer

The Chairman of the Committee presents recommendations to the Committee with respect to the compensation of the President and Chief Executive Officer. In setting the President and Chief Executive Officer's salary, the Committee reviews salaries paid to other executive officers in Versent, salaries paid to other chief executive officers in the industry and the President's and Chief Executive Officer's ability to impact on the achievement of Versent for the previous financial year.

Bonus

Versent has discontinued its profit sharing program and has replaced it with an interim bonus program for 17 key senior employees. The program is based upon targets related to budgeted cashflow and involves different payout percentages at different performance levels.

Stock Options

Versent has discontinued its stock option program and all stock options under the plan have been cancelled.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries Share Option Plan

In connection with the Buckingham acquisition, all options and warrants to purchase common shares were cancelled and the stock option plan was cancelled. There are no options or warrants to purchase common shares outstanding.

Item 13. Interest of Management In Certain Transactions

  In June 1994 the Corporation acquired from David H. James, a director and holder of 3,301,609 common shares of the Corporation, 2,064,656 common shares of LEC in exchange for 3,276,609 common shares of the Corporation. The common shares were issued at CDN$1.00 per share, being the market price thereof, at that time.

  In August 1994 the Corporation acquired the rights for US$250,000 to market and develop the Laser Quest concept in Canada, Central America and South America from LQ UK, a corporation controlled by David H. James.

  In November 1994 LQI, a subsidiary of the Corporation, acquired the remaining world-wide rights to the Laser Quest concept from LQUK for US$200,000.

4. In June 1996, the Company acquired from Len Keywood, a current director of the Company and Majda Keywood, all of the outstanding common shares of Starburst in exchange for the payment of aggregate consideration of $2,401,565.

5. A company of which David Rosenkrantz, a director of the Company, is a director, officer and shareholder, received a $40,000 finder's fee in connection with the issuance of the Special Warrants.

  In January 1997, the Company acquired from Matthew McIver, a current officer of the Company and Joanne McIver, all of the outstanding common shares of Threshold Electronics Limited is exchange for the payment of aggregate consideration of $500,000.

  Effective May 4, 1999, Versent sold all of its shares (the "Sale Transaction") in Starburst Coin Machines Inc. ("Starburst") to a Starburst management group led by Mr. Leonard Keywood ("Keywood"), the founder and only President of Starburst, for $6,807,993 (Cdn), subject to post closing adjustments. The shares were purchased with a combination of cash and the delivery of a Promissory Note from Starburst. The Promissory Note is secured by a second charge on the assets of Starburst and is personally guaranteed by Keywood.

  In two separate transactions in March 2000, substantially all of the assets of Chromacolour International Limited were sold to two companies jointly controlled by Mr. David H. James, a Director of Versent, and his independent partners. The assets were purchased with a combination of cash, the assumption of certain liabilities and the delivery of a promissory note.

Part II

Item 14. Description of Securities to be Registered
Authorized (class and number)	Issued	Authorized for issuance for a specific purpose (See Item 12)	To be listed
(A)	(B)	(C)	(B + C)

Unlimited number of Common Shares	9,388,343	nil	9,388,343

Common Shares

The holders of common shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Corporation and in the event of liquidation, dissolution or winding up or other distribution of assets of the Corporation, the remaining assets of the Corporation will be distributed in equal amounts per share on all the common shares at the time outstanding. The holders of the common shares are entitled to one vote per share at all meetings of shareholders of the Corporation.

The Corporation is restricted from repurchasing or redeeming the shares of the Corporation to prior approval from it's lender. Such approval shall be granted by the lender if it is reasonable to do so in the circumstances. The Corporation currently has no plans to repurchase any of its outstanding shares. The Corporation has not declared a dividend to date, nor is it obliged to provide for sinking fund installments on any of its existing or available credit facilities.

Part III

Item 15. Defaults Upon Senior Securities

None

Item 16. Changes in Securities and Changes in Security for Registered Securities
Date	Number of Common Shares	Brief description of the properties or other assets and the aggregate consideration thereof
February 22, 1994	2,367,000	These shares were issued to the former shareholders of LQE pursuant to the reverse take-over transaction.
February 22, 1994	837,500	These shares were issued by 1057251 Ontario Inc. through a private placement and were converted for shares of the Corporation on a 1:1 basis upon amalgamation.
February 22, 1994	227,967	These shares were issued to the former Kingscross Resources Inc. shareholders after a 3.2:1 consolidation.
June 30, 1994	1,983,750	These shares were issued in consideration of the purchase of 62.5% of the shares of Leisure Entertainment Corp. pursuant to a share purchase agreement dated as of June 30, 1994.
July 28, 1995	1,230,000	These shares were issued upon the conversion of all 16 Special Shares. The Special Shares were sold on Feb. 22/94 for CDN$2 million in aggregate, the funds used to repay bank indebtedness.
June 14, 1996	254,545	These shares were issued as partial consideration for the acquisition of Starburst Coin Machines Inc.
December 19, 1996	55,556	These shares were issued as partial consideration for the acquisition of Game Time Amusements Ltd.
January 10, 1997	34,722	These shares were issued as partial consideration for the acquisition of Threshold Electronics Limited.
April 23, 1997	2,143,000

The Company issued by way of private placement 10,715,000 Special Warrants at a price of $1.40 per Special Warrant for gross proceeds of $15,001,000. Each Special Warrant was converted for no additional consideration into one Common Share of the Corporation.

1997	215,750	Exercise of share options.
December 1997	(14,300)	Shares purchased for cancellation pursuant to approval received to conduct a normal course issuer bid.
February 19, 1998	(104)	These shares were cancelled due to rounding when the shares of the Corporation were consolidated on a 1 for 5 basis.
March 31, 1998	299,417	These shares were issued as partial consideration for the acquisition of Chromacolour Holdings Limited.
1998	3,500	Exercise of share options.
1998	(369,960)	Shares purchased for cancellation pursuant to approval received to conduct a normal course issuer bid.
February 14, 2000	120,000	Exercise of share options.
	9,388,343

Note: This information has been restated to reflect the February 1998 1:5 share consolidation on a post-consolidation basis.

Part IV

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial statements are prepared in accordance with generally accepted accounting principals in Canada. These principals do not materially differ from generally accepted accounting principals in the United States.

All amounts presented in the financial statements are expressed in Canadian dollars.

Versent Corporation

Consolidated Balance Sheets

As at December 31st
	1999	1998
Assets
Current
Cash	$1,308,904	$555,251
ABM cash float	--	6,186,336
Accounts and other receivables	1,071,364	712,482
Inventories Inventories	1,585,134	1,813,803
Income taxes recoverable	56,526	1,693,976
Prepaids and deposits	970,893	971,051
Current portion of note receivable (note 7)	580,000	--
Current assets of discontinued operations (note 2)	1,343,367	8,503,454
Total current assets	6,916,188	20,436,353
Other
Capital assets (note 3)	26,296,460	33,431,279
Deferred costs (note 4)	2,690,494	4,940,727
Laser Quest rights (note 5)	4,757,268	5,280,458
Goodwill (note 6)	859,165	933,519
Note receivable (note 7)	870,000	--
Other assets of discontinued operations (note 2)	--	13,227,055
	35,473,387	57,813,038
Total Assets	$42,389,575	$78,249,391
Liabilities & Shareholders' Equity
Current Liabilities
Bank indebtedness (note 8)	$--	$2,837,289
Accounts payable and accrued liabilities	5,006,249	3,700,664
Current portion of term debt (note 8)	23,055,678	9,350,000
Current liabilities of discontinued operations (note 2)	645,101	2,029,719
Total current liabilities	28,707,028	17,917,672
Non-current Liabilities
Term debt (note 8)	--	25,650,000
Commitments (note 11)
Shareholders' Equity
Capital stock (note 10)	30,567,709	30,936,683
Retained earnings (deficit)	(17,766,777)	527,468
Deferred foreign currency exchange adjustment	881,615	3,217,568
Total Shareholders' Equity	13,682,547	34,681,719
Total Liabilities and Shareholders' Equity	$42,389,575	$78,249,391

On behalf of the Board:

F. Gregory Thompson David A. Rosenkrantz

President and Chief Executive Officer Chairman of the Board of Directors

Versent Corporation

Consolidated Statements of Income (Loss)

For the year ended December 31st

	1999	1998

Revenues	$46,678,805	$44,027,918

Expenses
Cost of sales	898,483	832,166
Operating	33,183,387	27,696,666
Administrative	4,458,020	5,662,517
Income before interest and amortization	8,138,915	9,836,569

Interest (note 13a)	3,079,342	1,692,754
Amortization (note 13b)	9,657,215	7,277,210
Operating income (loss) from continuing operations before income taxes	(4,597,642)	866,605
Income taxes (note 9)	802,755	464,900
Net income (loss) from continuing operations	(5,400,397)	401,705
Net loss from discontinued operations (note 2)	(13,063,849)	(2,282,465)
Net loss	$(18,464,246)	$(1,880,760)

Net earnings (loss) from continuing operations per share - basic	($0.58)	$0.04
Net loss per share - basic	($1.99)	($0.20)

Versent Corporation

Consolidated Statements of Retained Earnings (Deficit)

For the years ended December 31st
	1999	1998

Retained earnings, beginning of year Gain (Loss) on purchase and cancellation of Common Shares (note 10f and 10g)	$527,468 170,001	$2,973,951 (565,723)
Net loss	(18,464,246)	(1,880,760)
Retained earnings (Deficit), end of year	$(17,766,777)	$527,468

Versent Corporation

Consolidated Statements of Changes in Financial Position

For the year ended December 31st
	1999	1998
Cash provided by (used in):
Operating activities:
Net income (loss) from continuing operations	$(5,400,397)	$401,705
Items not requiring cash:
Amortization (note 13b)	9,657,215	7,277,210
Decrease in deferred income taxes	--	(591,033)
Cash flow from continuing operations	4,256,818	7,087,882
Decrease (Increase) in non-cash working capital	2,421,717	(1,392,269)
Net operating cash flow from continuing operations	6,678,535	5,695,613
Investing activities:
Purchase of capital assets	(1,029,624)	(4,200,416)
Deferred start-up costs	(589,685)	(1,264,970)
Acquisitions and divestitures (note 12)	5,976,737	(3,219,706)
Decrease (Increase) in ABM cash float	6,186,336	(6,186,336)
	10,543,764	(14,871,428)
Financing activities:
Increase (Decrease) in bank indebtedness	(2,837,289)	2,802,686
Issuance of term debt	--	38,000,000
Repayment of term debt	(11,944,322)	(16,781,694)
Issuance of Common Shares (note 10b)	--	7,000
Cancellation of Capital Stock (note 10f)	(198,973)	(1,770,422)
	(14,980,584)	22,257,570

Increase (Decrease) in cash from continuing operations	2,241,715	13,081,755
Increase (Decrease) in cash from discontinued operations	(1,488,062)	(13,240,639)
Increase (Decrease) in cash	753,653	(158,884)
Cash, beginning of year	555,251	714,135
Cash, end of year	$1,308,904	$555,251

Cash flow from continuing operations per share - basic	$0.46	$0.75

Supplementary information:
Income taxes paid (recovered) during the year	$(1,008,085)	$2,026,771
Interest paid during the year	$3,558,907	$2,344,010

Versent Corporation

Notes to the Consolidated Financial Statements

. December 31, 1999 and December 31, 1998

These consolidated financial statements include the accounts of Versent Corporation ("Versent") and its subsidiary companies. Intercompany accounts and transactions have been eliminated on consolidation.

Significant accounting policies

  Revenue recognition

  Revenue is recognized when services are performed or goods have been delivered.

  Inventories

  Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

  Capital assets

Capital assets are recorded at cost. Amortization commences in the first full calendar month of operation of a Laser Quest Centre ("LQ Centre") or when the asset is first put into use and is provided on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Building	4%
Leasehold improvements	over term of lease
LQ game equipment	20%
Automated banking machines	20% - 33%
Furniture, fixtures and equipment	20%

  Deferred costs

  Start-up costs directly relating to the opening of a particular LQ Centre are capitalized and amortized on a straight-line basis over a five year period from the commencement of the first full month of operations at that particular centre. Start-up costs directly relating to the establishment of the Threshold Electronics Limited ("Threshold") manufacturing facility were capitalized and are being amortized on a straight-line basis over a five-year period from the commencement of production.

  Laser Quest rights and goodwill

  Intangibles are recorded at cost and are amortized over a period of fifteen years. Management's policy is to continually review whether the profitability of the business, the potential for growth, and the competitive position of the business in the marketplace remain favourable to Versent. So long as this is the case, Versent will continue to amortize its intangible assets on the foregoing schedule. If the forecasted undiscounted operating earnings of the underlying business units do not appear sufficient to recover the net book value of the intangible assets, then Versent will write them down to the level at which forecasted operating earnings appear sufficient to recover the net book value of the intangible assets.

  Translation of foreign currency

  The accounts of self-sustaining subsidiaries in countries other than Canada have been translated into Canadian dollars as follows: assets and liabilities at the year end exchange rates and revenue and expenses at the average exchange rate for each month. Foreign exchange gains or losses arising from translation of assets and liabilities are deferred and included in a separate component of shareholders' equity as "Deferred foreign currency exchange adjustment".

  Fair value of financial instruments

  The carrying values of Versent's financial assets and liabilities do not differ materially from their fair values at either December 31, 1999 or December 31, 1998. The fair value of Versent's note receivable and term debt is determined by discounting expected future cash flows at current market rates of interest.

  ABM cash float

  The ABM cash float represented cash held in, or committed to, Versent's automated banking machines operations and not otherwise available for general corporate purposes.

  Income taxes

  Versent follows the deferral method of income tax allocation in accounting for income taxes. Under this method, certain differences between income for accounting and income for tax purposes give rise to deferred income taxes.

  Use of estimates

  The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may vary from these estimates.

  Cash

Versent adopted new disclosure standards for the Statement of Cash Flows and restated the prior year's Statement of Changes in Financial Position to conform to the revised standard.

1. Basis of presentation

These consolidated financial statements have been prepared on the basis that Versent will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

In connection with the Buckingham bid (note 16a), Management sought and obtained an interim extension of the existing financing arrangement to September 5, 2000. Although Versent has positive cashflows from continuing operations, current financial projections indicate that existing cash resources together with cash flows from operations will not be sufficient to fully discharge the obligation by that date. Management is currently in discussion with Versent's principal lender to renegotiate the existing financial arrangement and at the same time is actively pursuing alternate financing from other potential lenders. While it cannot be assured, Management believes they will be successful in obtaining replacement financing.

Accordingly, Versent's continuation in the normal course could depend on whether it succeeds in renegotiating its financing with its existing lender, raising alternative financing from third parties, or receiving additional financial support from its shareholders, none of which can be predicted with certainty at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should Versent be unable to achieve these objectives.

2. Discontinued operations

In 1999 Versent decided to focus exclusively on the Laser Quest and Laser Cash businesses and took steps to divest of all other businesses, Coin-operated amusements (Starburst and other) and Crafts (Chromacolour and Color Me Mine). Comparative figures related to discontinued operations have been reclassified to conform with current year's presentation. The following represents the financial statements of the discontinued operations:

Investment in discontinued operations	As at December 31st
	1999	1998
Current Assets
Cash	$ 198,263	$ 612,775
Accounts receivable	698,810	4,537,187
Inventories	435,933	3,797,945
Income taxes recoverable	10,361	(619,004)
Prepaids and deposits	--	174,551
Total Current Assets	1,343,367	8,503,454
Other Assets
Capital assets	--	9,231,141
Goodwill	--	3,995,914
Total Other Assets	--	13,227,055
Current Liabilities	645,101	2,029,719
Net investment in discontinued operations	$ 698,266	$ 19,700,790

For the Coin-operated amusements segment, Versent adopted a formal plan to dispose on March 31, 1999 and for the Craft segment it was on June 30, 1999 with respect to the Color Me Mine business and on September 30, 1999 with respect to the Chromacolour business.

Loss from discontinued operations	For the year ended December 31, 1999
	Coin-operated Amusements	Crafts	Total
Revenues	$ 6,770,581	$ 7,022,430	$ 13,793,011

Loss from discontinued operations before income taxes	$ (255,537)	$ (1,558,241)	$ (1,813,778)
Income taxes	4,639	6,308	10,947
Operating loss from discontinued operations	(260,176)	(1,564,549)	(1,824,725)
Loss on disposal, net of income tax recovery of $184,898	(5,181,957)	(6,057,167)	(11,239,124)
Net loss from discontinued operations	$ (5,442,133)	$ (7,621,716)	$(13,063,849)

Included in the loss on disposal is a write-down of goodwill in the amount of $2,543,082.

Loss from discontinued operations	For the year ended December 31, 1998
	Coin-operated Amusements	Crafts	Total
Revenues	$ 18,937,694	$ 4,626,654	$ 23,564,348

Income (Loss) from discontinued operations before income taxes	$ 343,393	$ (2,405,143)	$ (2,061,750)
Income taxes	148,815	71,900	220,715
Net income (loss) from discontinued operations	$ 194,578	$ (2,477,043)	$ (2,282,465)

3. Capital assets

Capital assets from continuing operations consist of the following:

	As at December 31, 1999
	Cost	Accumulated Amortization	Net Book Value
Land	$ 101,218	$ --	$ 101,218
Building	498,062	127,006	371,056
Leasehold improvements	28,123,330	9,508,922	18,614,408
LQ game equipment	6,420,503	4,469,558	1,950,945
Automated banking machines	4,469,759	1,021,977	3,447,782
Furniture, fixtures and equipment	5,546,761	3,735,710	1,811,051
	$ 45,159,633	$ 18,863,173	$ 6,296,460

	As at December 31, 1998
	Cost	Accumulated Amortization	Net Book Value
Land	$ 101,218	$ --	$ 101,218
Building	498,062	107,308	390,754
Leasehold improvements	31,451,664	7,516,656	23,935,008
LQ game equipment	8,072,385	4,210,144	3,862,241
Automated banking machines	3,952,224	361,556	3,590,668
Furniture, fixtures and equipment	2,965,220	1,413,830	1,551,390
	$ 47,040,773	$ 13,609,494	$ 33,431,279

4. Deferred costs

Deferred start-up costs related to opening LQ Centres and the establishment of the Threshold manufacturing facility consist of the following:

As at December 31st

	1999	1998

Deferred costs	$8,585,404	$8,736,178
Accumulated amortization	5,894,910	3,795,451
Net book value	$2,690,494	$4,940,727

5. Laser Quest rights

Versent owns the worldwide rights to the Laser Quest concept. In North America Versent is developing the concept primarily through corporately owned LQ Centres. In the rest of the world, excluding Europe, the concept is developed under Master License arrangements which provide Versent with license fees, royalties and equipment mark-ups under varying terms in each territory.

As at December 31st

	1999	1998

Laser Quest rights	$7,229,716	$7,291,727
Accumulated amortization	2,472,448	2,011,269
Net book value	$4,757,268	$5,280,458

6. Goodwill

Goodwill from continuing operations consists of the following:

As at December 31st

	1999	1998

Goodwill	$1,115,303	$1,115,303
Accumulated amortization	256,138	181,784
Net book value	$859,165	$933,519

7. Note receivable

The $1,450,000 note receivable relates to the sale of Starburst Coin Machines. The note bears interest at 6% per annum and is to be repaid in three installments: $580,000 on May 1, 2000, $435,000 on May 1, 2001 and $435,000 on May 1, 2002 (note 12a).

8. Bank indebtedness and term debt

Bank indebtedness and term debt consist of the following:

As at December 31st

	1999	1998

Bank indebtedness (note 8a)	$--	$2,837,289

Term loan (note 8b)	$23,055,678	$35,000,000

Less: current portion	23,055,678	9,350,000

Long-term portion of term debt	$--	$25,650,000

Versent's financing arrangements with a Canadian chartered bank (the "Bank") provided for credit facilities totaling $26,055,678 at December 31, 1999 structured as follows:

    A $3,000,000 demand operating line of credit at prime plus 3.50% per annum.

    A $23,055,678 term loan facility at prime plus 3.50% per annum with monthly principal repayments of $350,000.

Amounts drawn under these facilities are collateralized by a general assignment of book debts and a general security agreement on the assets of Versent and its subsidiaries.

At December 31, 1999 the Canadian prime rate was 6.50% (1998 - 6.75%). The balance of the facilities are due on September 5, 2000.

9. Income taxes

a) A reconciliation of the basic income tax rate in Canada to the effective tax rate for Versent is as follows:

For the years ended December 31st

	1999	1998
Expected income tax rate	(45.0%)	45.0%
Losses not tax-benefited	60.9%	11.0%
Non-deductible amortization of goodwill and Laser Quest rights	5.4%	27.7%
Share issue costs	(2.5%)	(13.0%)
Foreign income taxed at lower rates	(2.0%)	(16.3%)
Other	0.7%	(0.7%)
	17.5%	53.7%

b) Versent has Canadian non-capital losses of approximately $6,000,000 and capital losses of approximately $2,450,000, the tax benefit of which have not been recognized in these consolidated financial statements. These losses are available to offset future taxable income and expire in the years 2004 to 2006.

10. Capital stock

On February 19, 1998, the Shareholders of Versent approved a 1:5 Common Share consolidation and changed the name of Versent from Laser Quest Corporation to Versent Corporation. These consolidated financial statements reflect the consolidation on a retroactive basis.

    Authorized share capital consists of an unlimited number of Common Shares. In addition, Versent is authorized to issue an unlimited number of Special Shares, the attributes of which are determined with each series.

    The share transactions relating to the period from December 31, 1997 to December 31, 1999 are summarized as follows:

	Common Shares
	#	$
Balance, December 31, 1997	9,335,386	30,337,881
Common Shares Issued, March 31, 1998 (note 12c)	299,417	1,796,500
Share options exercised (note 10c)	3,500	7,000
Shares cancelled through normal course issuer bid (note 10g)	(369,960)	(1,204,698)
Balance, December 31, 1998	9,268,343	30,936,683
Share options cancelled through Share Appreciation Rights (note 10f)	--	(368,974)
Balance, December 31, 1999	9,268,343	30,567,709

    During the year ended December 31, 1999, 663,500 (1998 - 330,060) share options were granted to employees and key consultants. Also during 1999, 227,590 (1998 - 41,400) share options previously granted were cancelled and no share options (1998 - 3,500) were exercised (1998 - $7,000 in proceeds). See subsequent events note (note 16a).

    At December 31, 1999, 904,970 share options were outstanding of which 564,110 were fully vested and the remainder were subject to vesting periods of up to four years. The options were at prices ranging between $0.90 and $7.75 and had expiry dates ranging from March 6, 2000 to November 1, 2004. See subsequent events note (note 16a).

    As at December 31, 1999, 65,000 warrants with exercise prices ranging between $3.85 and $7.75 expiring between December 20, 2000 and February 21, 2002 were outstanding. During 1998, 214,300 warrants with an exercise price of $7.30 expired without being exercised. See subsequent events note (note 16a).

    On January 11, 1999, Versent cancelled 284,247 share options which were to expire on February 22, 1999 utilizing Share Appreciation Rights whereby the option holders received $198,973, the net value of the share options, directly from Versent. The price of the repurchased shares was less than the weighted average book value resulting in a gain of $170,001 being credited to retained earnings.

    On December 8, 1997, Versent received approval to conduct a normal course issuer bid under which up to 467,489 Common Shares could be purchased for cancellation. During the period from December 8, 1997 to December 31, 1997, 14,300 Common Shares were purchased for cancellation. During the period from January 1, 1998 to December 7, 1998 369,960 shares were repurchased for cancellation. The aggregate consideration paid for the shares was $1,770,422 (1997 - $76,402). This normal course issuer bid expired on December 7, 1998. The weighted average price of the repurchased shares exceeded their book value resulting in a loss of $565,723 being charged to retained earnings.

    Earnings and cash flow from operations per share are based on the weighted average number of Common Shares outstanding. Fully diluted earnings per share is not presented as the effect of the calculation is anti-dilutive.

    Under the terms of the banking arrangement, as long as amounts are owing to the Bank, Versent is restricted in declaring dividends and, at the Bank's option, any proceeds from share issues will first be used to retire indebtedness to the Bank.

11. Lease commitments

Versent and its subsidiaries have entered into agreements to lease properties for various periods up to 2007. Certain of the leases provide for additional rent based on sales. Future minimum annual rental payments for the non-cancellable term of the leases in effect at December 31, 1999 are as follows for the years ending December 31st:

2000	$5,741,000
2001	5,021,000
2002	3,990,000
2003	2,349,000
2004	1,732,000
18,833,000
Thereafter	1,655,000
Total	$20,488,000

12. Acquisitions and divestitures

    On May 4, 1999 Versent sold all of the shares of Starburst Coin Machines Inc. to a Starburst management group led by Starburst's founder and President.

    Consideration

    Cash $ 5,357,993

    Note receivable (note 7) 1,450,000

    6,807,993

    Net investment 11,700,774

    Net loss on disposal $ (4,892,781)

    On December 4, 1999 Versent concluded an agreement to sell its 91% ownership in Color Me Mine Enterprises, Inc. to private investors.

    Cash consideration $ 618,744

    Net investment 1,618,577

    Net loss on disposal $ (999,833)

    On March 31, 1998 Versent concluded an agreement with the shareholders of Chromacolour Holdings Limited to acquire all the outstanding shares of Chromacolour.

    The acquisition was accounted for using the purchase method and the results of operations are included in Versent's results from discontinued operations from the date of acquisition. This transaction involved the issue of 299,417 Common Shares of Versent. The details of the consideration paid and its allocation to the assets acquired are as follows:

    Net assets acquired at assigned value

    Working capital $ 658,180

    Capital assets 388,444

    Goodwill 2,822,082

    $ 3,868,706

    Consideration

    Cash $ 2,072,206

    Common Shares issued 1,796,500

    $ 3,868,706

    On August 21, 1998 Versent, through a 91% owned subsidiary, acquired certain assets and assumed certain liabilities of Color Me Mine, Inc. The acquisition was accounted for using the purchase method and the results of operations are included in Versent's results from discontinued operations from the date of acquisition. The details of the consideration paid and its allocation to the assets acquired are as follows:

Net assets acquired at assigned value

Working capital $ 941,905

Capital assets 205,595

Cash consideration $ 1,147,500

13. Other information

    Interest expense related to continuing operations consists of the following:

For the years ended December 31st

	1999	1998

Current debt and bank charges	$1,454,512	$166,894
Term debt	1,624,830	1,525,860
	$3,079,342	$1,692,754

  Amortization related to continuing operations consists of the following:

For the years ended December 31st

	1999	1998

Capital assets	$5,724,218	$5,290,304
Deferred costs	2,407,786	1,428,626
Laser Quest rights	479,609	483,927
Goodwill	74,354	74,353
Write-down on closure of LQ Centres	971,248	--
	$9,657,215	$7,277,210

14. Consolidated Statements of Cash Flows

The following investing and financing transactions have not been included in the consolidated statements of cash flows because they did not involve the use of cash:

      Gain (loss) on purchase and cancellation of common shares - In 1999 Versent recorded a gain of $170,001 on the utilization of Share Appreciation Rights to cancel share options (note 10f). In 1998 Versent recorded a loss of $565,723 on the cancellation of common shares through a normal course issuer bid (note 10g).

      Note receivable - In 1999 Versent received a note in the amount $1,450,000 as part of the consideration received in the sale of Starburst (note 12a).

      Issuance of common shares - In 1998, Versent issued shares with a value of $1,796,500 in connection with the acquisition of Chromacolour (note 12c).

15. Segmented information

Versent operates in two continuing industry segments. The Laser Quest laser tag segment derives revenue from LQ Centre operations in North America and the licensing of the concept internationally. The Laser Cash private label ABM segment derives revenue from the operation and sale of automated banking machines.

Segment information:	December 31, 1999
	Laser Quest	Laser Cash	Total
Revenues	$ 40,682,519	$ 5,996,286	$ 46,678,805
Interest expense	2,661,901	417,441	3,079,342
Amortization	9,002,144	655,071	9,657,215
Segment loss	(4,809,115)	(591,282)	(5,400,397)
Segment assets	37,252,938	3,793,270	41,046,208
Segment capital asset expenditures and deferred costs	833,252	786,057	1,619,309

Geographic information:	December 31, 1999
	Revenues	Other assets
Canada	$ 11,516,235	$ 13,244,882
United States	34,802,061	22,017,272
Other foreign countries	360,509	211,233
Total	$ 46,678,805	$ 35,473,387

Segment information:	December 31, 1998
	Laser Quest	Laser Cash	Total
Revenues	$ 42,826,716	$ 1,201,202	$ 44,027,918
Interest expense	1,582,878	109,876	1,692,754
Amortization	6,915,654	361,556	7,277,210
Segment profit (loss)	973,045	(571,340)	401,705
Segment assets	46,369,130	10,149,752	56,518,882
Segment capital asset expenditures and deferred costs	1,513,162	3,952,224	5,465,386

Geographic information:	December 31, 1998
	Revenues	Other assets
Canada	$ 6,880,391	$ 14,441,132
United States	35,816,101	29,893,541
Other foreign countries	1,331,426	251,310
Total	$ 44,027,918	$ 44,585,983

Revenues and other assets are attributed to countries based on location of Versent's operations.

16. Subsequent events

    On February 15, 2000 Buckingham Technology Acquisition Group, Inc. acquired 6,649,152 shares bringing its holdings to 8,497,152 or 90.5% of the issued and outstanding shares of Versent. In connection with this transaction, all share options and warrants previously issued were cancelled.

    In two separate transactions in March 2000, Versent sold substantially all of the assets of its Chromacolour business to companies controlled jointly by Mr. David James, a Director of Versent, and his unrelated partners. The net proceeds, subject to adjustments, are expected to approximate the remaining book value of Versent's investment in Chromacolour. The transaction is not expected to result in any loss on disposal as the carrying value of this business has been reflected at net realizable value in these consolidated financial statements through a $1,950,000 write down of Versent's investment in discontinued operations.

Management's Responsibility for Consolidated Financial Statements

The preparation of the consolidated financial statements of Versent Corporation is the responsibility of management. This responsibility includes the selection of appropriate accounting policies and the exercise of careful judgment in establishing reasonable and accurate estimates in accordance with accounting principles generally accepted in Canada applied on a consistent basis and as appropriate in the circumstances. Financial information shown elsewhere in this Annual Report is consistent with that contained in the consolidated financial statements.

Management of Versent Corporation and its operating divisions has developed and maintains accounting systems and internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the financial records are reliable.

The Board of Directors approves these consolidated financial statements and carries out its responsibility in this regard principally through the Audit Committee of the Board, all members of which are outside directors. The Audit Committee reviews the results of audit examinations performed by the independent external auditors with respect to Versent's accounting principles, practices and systems of internal control.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants. Their report stating the scope of their audit and their opinion on the consolidated financial statements is presented below.

F. Gregory Thompson Clinton L. Wolff

President and Vice President, Finance

Chief Executive Officer Secretary-Treasurer

Auditors' Report

To the Shareholders of Versent Corporation

We have audited the consolidated balance sheets of Versent Corporation as at December 31, 1999 and 1998 and the consolidated statements of loss, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of Versent's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Versent Corporation as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.

March 10, 2000 Chartered Accountants

[Except for note 16b which is at April 18, 2000]

Versent Corporation

Corporate Information

Directors

Michael J. Buckstein C

David H. James (President, Laser Quest International Corporation)

Robert B. Johnston C

Deborah Morrison

Jeffrey Rosen

David A. Rosenkrantz C (Chairman of the Board of Directors)

F. Gregory Thompson (President and Chief Executive Officer)

C - member of the Audit and Compensation Committee

Other Senior Personnel

Versent Corporate: Clinton L. Wolff (Vice President, Finance and Secretary/Treasurer)

Tracy Boyd (Vice President, Marketing)

Laser Quest: Sue Millar (Vice President, LQ Operations)

Threshold Electronics: Matthew McIver (President, Threshold Electronics Limited)

Versent Corporate Office (Laser Quest and Threshold)

3269 American Drive, Mississauga, Ontario, Canada, L4V 1V4

Telephone: (905) 678-7272 Fax: (905) 678-9898

Transfer Agent CIBC Mellon Trust Company, Toronto, Ontario

Listing of Capital Stock Toronto Stock Exchange, Trading symbol "VTC"

Annual Meeting Versent Corporation's Annual Meeting of Shareholders will be held on Wednesday, June 21, 2000 at 10:00 a.m. at 3269 American Drive, Mississauga, Ontario.

Item 19. Financial Statements and Exhibits

Exhibits and Exhibit Index

  Annual Report

  Management Information Circular

Note:

As of December 31, 1999, the prime rate in Canada was 6.5%.

Earnings per share calculation:

(CDN$) Earnings Per Share	December 31, 1999	December 31, 1998	December 31, 1997(a)	December 31, 1996	January 31, 1996
Number of Shares outstanding:	9,268,343	9,268,343	8,649,882	34,781,588	33,231,083
Net income (loss)	($18,464,000)	($1,880,760)	$2,844,912	$1,403,910	$223,733

Earnings per share	($1.99)	($0.20)	$.33	$0.04	$0.01

  Adjusted for l:5 share consolidation.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Versent Corporation

CLINTON L. WOLFF

CLINTON L. WOLFF, CA

Vice President, Finance

Secretary-Treasurer

Date: June 20, 2000